August 28, 2019

Amanda Ravitz

Assistant Director

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	DIRTT Environmental Solutions Ltd.

Amendment 1 to Draft Registration Statement on Form 10

Submitted July 16, 2019

CIK No. 0001340476

Ladies and Gentlemen:

Set forth below are the responses of DIRTT Environmental Solutions Ltd. (the “Company,” “DIRTT,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 12, 2019, with respect to Amendment 1 to Draft Registration Statement on Form 10, CIK No. 0001340476, submitted to the Commission on July 16, 2019 (“Amendment 1”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions in our responses correspond to Amendment 1 unless otherwise specified. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in Amendment 1.

Amendment 1 to Draft Registration Statement on Form 10 submitted July 16, 2019

Our former co-founders may engage in competitive behavior against us, page 14

1.

Include the name of the court in which your lawsuit against Mr. Mogens Smed and your former vice president of software development is pending, the date on which your lawsuit was instituted, and the name of your former vice president of software development.

RESPONSE: We acknowledge the Staff’s comment and will revise the related risk factor in the Form 10 accordingly to include disclosure that (i) our lawsuit is pending in the Court of Queen’s Bench of Alberta, (ii) our lawsuit was instituted on May 9, 2019, and (iii) the name of our former vice president of software development is Barrie Loberg. Please be advised that we have evaluated the requirements of Item 103 of Regulation S-K, which require that we disclose any “material pending legal proceeding” to which we are party, other than ordinary routine litigation incidental to our business. We believe that our lawsuit against Mr. Smed does not reach the materiality threshold requiring disclosure pursuant to Item 103 and therefore have not included this lawsuit under Item 8 of the Form 10.

Note 2. Significant Accounting Principles

Revenue Recognition, page F-23

August 28, 2019

2.

We note your response to comment 3 in our June 13, 2019 letter. Based on your response, it appears that you are recognizing revenue related to your licenses as product sales with recognition over the license period. Given that you have concluded that the sale of the ICE software to your distribution partners is not considered distinct and therefore part of one performance obligation with the product, please clarify whether you are separately recognizing revenue for the product at a point in time while recognizing revenue for the ICE licenses over time for the same performance obligation and the basis for doing so. In that regard, please tell us how you considered the guidance in ASC 606-10-55-57. Furthermore, please tell us if you determined your ICE license is considered functional or symbolic and explain the basis for your determination based on the guidance in ASC 606-10-55-59 and 55-63A. If you concluded that your license is functional, explain why recognizing the related revenue over the period of performance is appropriate.

RESPONSE: In our response to comment 4 in the Staff’s letter dated June 13, 2019, we clarified that our product sales and ICE licenses are considered to be a single bundled performance obligation to our Distribution Partners.

We considered the guidance in ASC 606-10-55-57. However, because ICE licenses are incidental to the bundled performance obligation, the assessment of whether the license is a right to access or a right to use IP is not viewed as significant to the accounting for the bundle.

For greater context, in the year ended December 31, 2018, charges to Distribution Partners for licenses were $1.4 million, which represents 0.5% of product sales (2017 – $1.0 million or 0.5% of product sales; 2016 – $0.6 million or 0.3% of product sales).

Our Distribution Partners use ICE licenses as a key component of the sale of DIRTT products to end customers, with the same license used for multiple sales. Therefore, we attribute the license revenue to these multiple product sales. Accordingly, ICE license revenues should be recognized when sales to our Distribution Partners are recorded; however, for convenience and because we consider the amounts involved as immaterial to our financial statements, we recognize ICE license revenue on a straight-line basis over the license period, which is generally one year.

Should the ICE license become a significant component of our bundled performance obligation, we would further analyze whether the current recognition method remains appropriate.

3.

We note your response to comment 5 in our June 13, 2019 letter. Based on your disclosures on page F-38, it appears that you disclose commissions payable as contract liabilities; however, in your updated disclosures on page F-12 you no longer include such amounts as part of your contract liabilities. Please better explain the nature of what those commissions payable represent. In providing your response, please clarify whether those costs may be considered costs to obtain a contract, and, if so, how you applied the guidance in ASC 340-40-25-1 through ASC 340-40-25-4 and ASC 340-40-35-1.

RESPONSE: We pay commissions to DIRTT employees as compensation for sales of DIRTT products, calculated as a percentage of the sale value. A contract liability is defined as an obligation to transfer goods or services to a customer for which the entity has received consideration from the customer. Because commissions are payable to employees and are not an obligation to our customers, these amounts should not have been included as a contract liability in our previous disclosure. We removed commissions from the contract liabilities disclosure in the first quarter to adhere to the definition, and we do not believe the prior inclusion had a material impact on our financial statements.

August 28, 2019

Our commissions are accrued when revenue is recognized because this is the point in time when the commission is considered to be incurred. As disclosed in Note 14 to our annual financial statements, because our contracts are less than one year in duration, we have elected to apply the practical expedient to expense costs related to obtaining contracts.

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August 28, 2019

Should you have any questions with respect to the foregoing or if any additional supplemental information is required, please contact Robert L. Kimball of Vinson & Elkins L.L.P. at (214) 220-7860.

Very truly yours,

DIRTT ENVIRONMENTAL SOLUTIONS LTD.

By:	/s/ Joseph Zirkman
Name:	Joseph Zirkman
Title:	Senior Vice President and General Counsel

Enclosures

cc:	Kevin O’Meara, DIRTT Environmental Solutions Ltd.

Nandini Somayaji, DIRTT Environmental Solutions Ltd.

Michael A. Saslaw, Vinson & Elkins L.L.P.

Robert L. Kimball, Vinson & Elkins L.L.P.